EXHIBIT 23


                        INDEPENDENT AUDITORS' CONSENT

The Board of Directors and Shareholders
Bancorp Rhode Island, Inc.


We consent to incorporation by reference in the registration statements on Form S-8, File Nos. 333-46438 and 333-89148, of Bancorp Rhode Island, Inc. of our report dated January 23, 2003, relating to the consolidated balance sheets of Bancorp Rhode Island, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the Annual Report on Form 10-K. Our report refers to the adoption of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" and SFAS 147, "Acquisitions of Certain Financial Institutions."



/s/ KPMG LLP


Providence, Rhode Island
March 25, 2003

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